Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Genesis Healthcare, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333 205851) on Form S-3 and (No. 333-204668 and 333-219821) Forms S-8 of Genesis Healthcare, Inc. and subsidiaries (the Company) of our reports dated March 18, 2019, with respect to the consolidated balance sheets of the Company as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive loss, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements) and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 18, 2019